Thompson, Hickey, Cunningham, Clow & April, P.A.	ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

John M. Hickey

C.W.N. Thompson, Jr.

Patrick J. Dolan

December 16, 2016

Via EDGAR correspondence and E-Mail

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Vroman-Lee:

I state below the above-referenced registrant’s responses to comments received from the staff on November 17, 2016 respecting post-effective amendment no. 105 to its Registration Statement on Form N-1A, filed on October 14, 2016, relating to the Thornburg Long/Short Equity Fund.

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about December 28, 2016.

Thornburg Long/Short Equity Fund Prospectus and Related Summary Prospectus

1.          “Principal Investment Strategies,” page 3. The staff noted that the Fund may invest in convertible securities, asked if the registrant expects to invest in convertible contingent bonds (“CoCos”), and requested that the registrant add an appropriate description and disclosure of risk factors if the registrant expects to invest in CoCos. The staff further requested that the registrant advise the staff in separate correspondence if the registrant expects to invest in CoCos, and if so, the expected amount of those investments.

Response.  The registrant does not currently expect that the Fund will invest in convertible contingent bonds.

2.          “Principal Investment Strategies,” page 3. The staff noted that the Fund may invest in exchange traded funds, and asked if there are any current acquired fund fees and expenses that must be disclosed.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
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Ashley Vroman-Lee

December 16, 2016

Response.  The registrant does not expect the Fund to hold any long positions in exchange traded funds at its inception, and so there are no acquired fund fees and expenses that must be disclosed.

3.          “Principal Investment Strategies,” page 4. The staff noted that the Fund may invest in certain types of derivative instruments and requested that the registrant state in separate correspondence whether the Fund’s investments in derivatives would be considered in determining if the Fund has satisfied the requirement stated in the prospectus to invest at least 80% of the Fund’s assets in long and short positions in a range of equity securities and, if so, how those investments would be valued and whether those valuations would be marked to market.

Response.  In subsequent conversations with the staff on November 18, 2016 and November 29, 2016, the staff indicated that the name of the Fund does not suggest that the Fund focuses its investments in a particular type of investment or investments and, accordingly, that rule 35d-1 under the Investment Company Act of 1940 is not interpreted by the staff to require the Fund to adopt a policy to invest at least 80% of the value of the Fund’s assets in a particular type of investment. Based on the staff’s guidance, the registrant will remove the statement in the Fund’s prospectus that says that the Fund will invest at least 80% of its assets in long and short positions in a broad range of equity securities, and will instead say that the Fund will invest “a significant amount of its assets” in those types of positions. That change will appear in the registrant’s post-effective amendment which is expected to be filed on or about December 28, 2016.

4.          “Principal Investment Strategies,” page 4. The staff noted that the Fund’s investments in long positions in equity securities tend to emphasize growth-oriented investments, and suggested that the registrant consider including, in the portion of the prospectus under the caption “Principal Investment Risks,” a disclosure of principal risks associated with growth-oriented investments.

Response.  The registrant believes that the factors which affect the value of growth-oriented investments are generally the same as those that affect the value of other investments, and that the risks which are currently described in the Fund’s prospectus – including management risk, market and economic risk, risks affecting specific issuers, foreign investment risk, developing country risk, and small and mid-cap company risk – therefore provide investors with clear information about the principal investment risks of investing in the Fund.

5.          “Principal Investment Risks – Derivatives Risk,” page 5. The staff suggested that the references to specific types of derivatives that appear in the description of potential derivatives (under “Principal Investment Strategies” on page 4) be incorporated into the paragraph on derivatives risks.

Response.  The registrant will revise the “Derivatives Risk” disclosure noted by the staff to read substantially as follows:

Derivatives Risk – The Fund’s investments in options, futures contracts, options on futures contracts, swap agreements and other derivatives involve the risks associated with the securities or other assets underlying those derivatives, and also may involve risks different or greater than the risks affecting the underlying assets, including the inability or

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

December 16, 2016

unwillingness of the other party to a derivative to perform its obligations to the Fund, the Fund’s inability or delays in selling or closing positions in derivatives, and difficulties in valuating derivatives.

6.          “Past Performance of the Fund,” pages 5 – 6. The staff requested that the registrant file with its registration statement two years of audited financial statements for the predecessor fund, prepared in compliance with Regulation S-X, and including financial highlights and a statement of investments. The staff requested that the registrant file this information with the Fund’s statement of additional information.

Response.  The registrant notes that the predecessor fund’s audited financial statements were not prepared in compliance with Regulation S-X because the predecessor fund is a private investment vehicle that did not prepare a registration statement or other report of the type to which Regulation S-X applies. In view of the staff’s comment, however, the registrant will provide the following documents as an exhibit to the statement of additional information that is included in the registrant’s post-effective amendment which is expected to be filed on or about December 28, 2016: (a) the audited financial statements and independent auditors’ report for the predecessor fund for the calendar years ended December 31, 2015 and December 31, 2014; and (b) an unaudited version of the financial statements for the predecessor fund for each of those two calendar years, each reorganized so that the information in those financial statements conforms to certain requirements of Regulation S-X, including the requirement to provide a summary schedule of the Fund’s investments and five years of financial highlights information.

7.          “Past Performance of the Fund,” pages 5 – 6. The staff requested that the registrant describe in separate correspondence the background of the predecessor fund, noting when and why it was created, and noting that the Fund should not display the predecessor fund’s performance information in the Fund’s prospectus if the predecessor fund was created solely for the purpose of displaying performance for the Fund.

Response.  The predecessor fund was organized as a limited partnership on February 1, 2008 for the purpose of attaining long-term capital appreciation for its investors, the limited partners, by pursuing an investment strategy consisting principally of investments in long and short positions in a broad range of equity securities. The predecessor fund was not created for the purpose of displaying performance for the Fund.

8.          “Past Performance of the Fund,” pages 5 – 6. The staff requested that the registrant state in separate correspondence whether the advisor manages other accounts that are “materially equivalent” to the registered Fund and, if so, state why they have not also been registered, and whether any of those other accounts had lower investment performance when compared to the predecessor fund. The staff also requested that the registrant state in separate correspondence why the predecessor Fund was chosen to be registered.

Response.  The advisor does not manage any other accounts that are materially equivalent to the Fund. With the concurrence of the Trustees of the registrant and the partners of the predecessor fund, the advisor determined to exchange the assets of the predecessor fund for shares of the Fund, effectively reorganizing the predecessor fund into the Fund, because it is believed that the reorganization will be in the best interests of both the predecessor fund and the Fund.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

December 16, 2016

9.          “Past Performance of the Fund,” pages 5 – 6. The staff requested that the registrant state in separate correspondence whether substantially all, or only a portion, of the predecessor fund’s portfolio securities will be conveyed to the Fund at its inception.

Response.  Substantially all of the predecessor fund’s portfolio securities will be conveyed to the Fund at its inception.

10.        “Past Performance of the Fund,” pages 5 – 6. The staff requested that the registrant state in separate correspondence whether the predecessor fund could qualify under subchapter M of the Internal Revenue Code.

Response.  We understand the staff’s request as intending to evidence further that the predecessor fund was managed in such a way that it could be considered equivalent in all material respects to the Fund for the purposes of displaying the predecessor fund’s performance record in the Fund’s prospectus. The registrant has reviewed the requirements of qualification under subchapter M, has identified those qualification requirements that appear to be relevant to an evaluation of whether the management of the predecessor fund was equivalent in all material respects to the management of the Fund, and has determined that the predecessor fund could have satisfied those qualification requirements. In particular, the registrant hereby confirms that the predecessor fund would have been able to satisfy the requirement under Section 851(b)(2) of subchapter M relating to the percentage of a regulated investment company’s gross income that must derive from investment-related activities, and would have been able to satisfy the requirement under Section 851(b)(3) of that subchapter pertaining to the diversification of a regulated investment company’s total assets.

11.        “Past Performance of the Fund,” page 6. The staff asked the registrant to advise the staff in separate correspondence if the Fund’s access to initial public offerings will be sufficient so that the management of the Fund will be equivalent in all material respects to that of the predecessor fund.

Response.  While access to initial public offerings will vary over time depending on the number of shares being offered, the size of the Fund, and other factors, the registrant does not expect that the Fund’s access to initial public offerings will cause the management of the Fund to differ materially from the management of the predecessor fund.

12.        “Past Performance of the Fund,” page 6. The staff asked, with respect to the narrative that states “[t]he returns shown below for the Predecessor Fund have not been restated to reflect the fees and expenses applicable to the Fund, and may have been higher or lower had such an adjustment been made,” if the registrant can say whether the returns of the Predecessor Fund would be higher or lower.

Response.  The registrant can confirm that the fees and expenses incurred by the predecessor fund are higher than the fees and the estimated expenses of the Fund and, therefore, that the performance data shown for the predecessor fund would have been higher if those data had been restated to reflect the Fund’s estimated fees and expenses. The registrant will revise the quoted language in its prospectus to note that the performance would have been higher if such an adjustment had been made.

13.        “Past Performance of the Fund,” page 6. We noted in our conversation with the staff on November 17, 2016 that the registrant proposed to remove the after-tax performance

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

December 16, 2016

figures for the predecessor fund from the average annual total returns table in the Fund’s prospectus because the outside accountants who were reviewing those figures had advised that it would not be possible to calculate precisely those after-tax figures. The staff concurred in the omission of those figures, and the registrant will remove those figures in the registrant’s post-effective amendment which is expected to be filed on or about December 28, 2016.

14.        “Management – Portfolio Manager,” page 6. The staff requested that the registrant delete the phrase: “was one of the persons jointly and primarily responsible for the management of the Predecessor Fund from its inception until 2012, and was the sole portfolio manager of the Predecessor Fund from 2012 until its reorganization into the Fund.” The staff stated that the language should instead be placed under the caption “Past Performance of the Fund.”

Response.  The registrant will move the language pursuant to the staff’s request.

15.        “Additional Information About Fund Investment Goals and Strategies, and Risks of Investment Strategies,” beginning on page 8. The staff requested that the registrant state, in each of the portions of this disclosure relating to each investment or investment strategy, if that investment or strategy is a principal strategy of the Fund.

Response.  The registrant has considered the staff’s recommendation, and believes that the referenced disclosures, particularly when read together with the fund summary disclosure for the Fund made in respect of the requirements of Item 4, present a clear delineation between strategies that are principal strategies of the Fund and strategies that are not. We note in that regard the disclosure on page 8 of the prospectus under the heading “Principal Investment Strategies” which reads: “Those strategies which are currently considered to be principal investment strategies of the Fund are identified under the caption ‘Principal Investment Strategies’ relating to the Fund in the first part of this Prospectus.”

16.        “Additional Information About Fund Investment Goals and Strategies, and Risks of Investment Strategies,” beginning on page 8. The staff requested that the registrant separately describe short sale risk in this portion of the prospectus.

Response.  The registrant will add a disclosure substantially as follows beneath the section entitled “Short Sales” in the referenced portion of the prospectus:

GENERAL RISKS OF SHORT SALES: Short sales may include risks that are different than, and in some respects may exceed, the Fund’s long investments. Because there is no limitation on the amount to which the price of a security may increase between the date that the Fund borrows it from the lender and the date that the Fund must purchase the security on the open market to deliver it to the lender, the losses that the Fund incurs from a short sale are potentially limitless. In contrast, the losses that the Fund may realize on its long positions cannot exceed the total amount of the Fund’s investments in those positions. The lender in a short sale transaction may have a right to require the Fund to return the borrowed securities earlier than scheduled, in which case the Fund may have to purchase the securities on the open market at a time when the securities’ prices are unfavorable. To the extent the Fund is required to

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

December 16, 2016

deliver collateral to the lender in response to declines in the value of the Fund’s short positions, the Fund may have to sell other securities in its portfolio to meet those collateral requirements. Such sales may not be at favorable prices, or may impede the pursuit of the Fund’s investment strategy.

The registrant will make a conforming change to the section entitled “Short Sales” by removing from that section the disclosure that currently appears relating to the risks of short sale investments.

Part C of Registration Statement

17.        Item 30. The staff suggested that, if the registrant no longer has an emeritus Trustee, then the disclosure relating to the indemnification of the Trust’s Trustees and emeritus Trustee be revised to remove the reference to the emeritus Trustee.

Response.  The registrant will remove the reference to the emeritus Trustee from that disclosure.

Other Matters

As explained in a telephone conversation with you on December 13, 2016, the registrant has determined to remove references to the MSCI AC World Index from the average annual total returns table in the Fund’s prospectus and the corresponding narrative description of that table, and to retain just the references to the S&P 500 Index. That revision will appear in the registrant’s post-effective amendment which is expected to be filed on or about December 28, 2016

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   ATTORNEYS AND COUNSELORS AT LAW